Digitally Imported, Inc.
A New York Corporation

Consolidated Financial Statements (Unaudited)
December 31, 2019 and 2018

Digitally Imported, Inc.

TABLE OF CONTENTS

Digitally Imported, Inc.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2019 and 2018

	2019	2018
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 256,859	$ 311,536
Accounts receivable	251,843	339,470
Prepaid expenses	116,852	99,594
Other assets	4,794	9,200
Total Current Assets	630,348	759,801
Non-Current Assets:		
Property and equipment, net	22,766	43,873
Intangible assets	5,000	5,000
Total Non-Current Assets	27,766	48,873
TOTAL ASSETS	$ 658,114	$ 808,674
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 47,585	$ 104,068
Due to related parties	60,045	108,014
Accrued expenses	66,285	96,619
Accrued music royalites	89,828	60,595
Equity compensation payable - current	-	24,532
Deferred revenues - current	985,164	894,598
Total Current Liabilities	1,248,906	1,288,427
Long-Term Liabilities:		
Equity compensation payable - long term	-	6,380
Deferred revenues - long term	106,241	85,866
Total Long-Term Liabilities	106,241	92,246
Total Liabilities	1,355,147	1,380,673
Stockholders' Equity (Deficit):		
Class A Common Stock, $0.001 par, 20,000,000 shares authorized, 11,465,192 and 11,465,192 shares issued and outstanding, as of December 31, 2019 and 2018, respectively.	11,465	11,465
Class B Common Stock, $0.001 par, 20,000,000 shares authorized 377,250 and 377,250 shares issued and outstanding as of December 31, 2019 and 2018, respectively.	377	377
Additional paid-in capital	363,028	363,028
Accumulated deficit	(1,071,903)	(946,869)
Total Stockholders' Equity (Deficit)	(697,033)	(571,999)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 658,114	$ 808,674

No assurance is provided

See accompanying notes, which are an integral part of these consolidated financial statements.

Digitally Imported, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2019 and 2018

	2019	2018
Revenues:		
Subscription revenues	$ 2,034,266	$ 2,238,632
Platform licensing revenues	1,261,977	1,446,853
Advertising revenues	206,644	251,019
Curation services revenues	253,102	101,993
Total revenues	3,755,989	4,038,496
Costs of net revenues	(919,577)	(893,829)
Gross profit	2,836,412	3,144,667
Operating Expenses:		
Staff	2,224,489	2,607,324
General & administrative	299,571	325,155
Marketing	410,988	244,679
Total Operating Expenses	2,935,048	3,177,158
Income/(Loss) from operations	(98,636)	(32,491)
Other Income/(Expense):		
Interest expense	-	(73)
Other income/(expense)	(22,082)	(14,486)
Foreign income tax expense	(4,316)	(7,572)
Total Other Income/(Expense)	(26,398)	(22,131)
Provision for income taxes	-	-
Net Income/(Loss)	$ (125,034)	$ (54,622)

No assurance is provided
See accompanying notes, which are an integral part of these consolidated financial statements.

Digitally Imported, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2019 and 2018

| | Common Stock | | | | | | |
| | Class A Common Stock | | Class B Common Stock | | | | Total |
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Stockholders' Equity (Deficit)
Balance at January 1, 2018	11,465,192	$ 11,465	377,250	$ 377	$ 366,028	(892,247)	(514,377)
Offering costs	-	$ -	-	$ -	$ (3,000)	-	(3,000)
Net loss	-	$ -	-	$ -	$ -	(54,622)	(54,622)
Balance at December 31, 2018	11,465,192	$11,465	377,250	$377	$363,028	(946,869)	(571,999)
Net loss	-	$ -	-	$ -	$ -	(125,034)	(125,034)
Balance at December 31, 2019	11,465,192	$11,465	377,250	$377	$363,028	(1,071,903)	(697,033)

No assurance is provided
See accompanying notes, which are an integral part of these consolidated financial statements.

Digitally Imported, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2019 and 2018

	2019	2018
Cash Flows From Operating Activities		
Net Income	$ (125,034)	$ (54,622)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	31,225	37,678
Equity compensation expense/(income)	(6,380)	(73,289)
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	87,627	13,867
(Increase)/Decrease in prepaid expenses	(17,258)	(7,309)
(Increase)/Decrease in other assets	4,407	(95)
Increase/(Decrease) in accounts payable	(56,484)	40,082
Increase/(Decrease) in accrued expenses	(30,334)	(24,552)
Increase/(Decrease) in accrued music royalties	29,233	(108,810)
Increase/(Decrease) in deferred revenues	110,940	(86,149)
Net Cash Provided By Operating Activities	27,943	(263,197)
Cash Flows From Investing Activities		
Purchase of property and equipment	(10,118)	(20,730)
Net Cash Used In Investing Activities	(10,118)	(20,730)
Cash Flows From Financing Activities		
Repayment of equity compensation	(24,532)	(27,362)
Payments of notes payable	-	(55,741)
Proceeds from issuance of common stock	-	117,612
Offering costs	-	(3,000)
Procees from / (payments to) related parties	(47,970)	(2,125)
Net Cash Used In Financing Activities	(72,501)	29,385
Net Change In Cash	(54,677)	(254,542)
Cash at Beginning of Period	311,536	566,079
Cash at End of Period	$ 256,859	$ 311,536
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ 73
Cash paid for Israel income tax	$ 4,316	$ 7,572

No assurance is provided
See accompanying notes, which are an integral part of these consolidated financial statements.

NOTE 1: NATURE OF OPERATIONS

Digitally Imported, Inc. (the "Company") was incorporated on August 24, 2000 under the laws of the State of New York and is licensed to do business in the state of Colorado. The Company offers over 90 channels of electronic dance music via its website and mobile applications. The Company also licenses its platform, technology, and administrative services to other related companies (see Note 7). The business is supported through subscription fees received by listeners, platform licensing revenues, advertising revenues, and curation service revenues.

The Company has consolidated the results of the Company's wholly owned Israel subsidiary, AudioAddict, Ltd. that was formed in January 2016.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statement in accordance with generally accepted accounting principles in the United States of America (GAAP). Therefore, these consolidated financial statements include all accounts of Digitally Imported, Inc., along with the wholly owned subsidiary, AudioAddict, Ltd. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased. At times during the year, the Company may maintain funds on deposit at its banks in excess of FDIC insurance limits. As of December 31, 2019 and 2018, the Company's cash balances did not exceed FDIC insured limits.

Cash and cash equivalents consisted of the following:

	2019	2018
Cash	$ 239,969	$ 231,594
Foreign currency	16,890	79,942
	$ 256,859	$ 311,536

Foreign Currency

The consolidated financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company's U.S. operations. The functional currency for AudioAddict, Ltd. is its local currency. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' deficit, whereas gains or losses resulting from foreign currency transactions are included in results of operations. At December 31, 2019, the foreign currency translation was immaterial and therefore not reflected in these consolidated financial statements. Foreign Currency is denoted in Israeli Shekels (ILS), Euros (EUR) and Great British Pounds (GBP). These are converted into U.S. Dollars (USD).

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The estimated fair value of the Phantom Stock plan liability, described in Note 5, has been determined to be Level 3 as certain inputs used to determine the fair value of the Company by a third-party valuation firm are unobservable.

Accounts Receivable

For subscription and platform subscription licensing revenues, the Company receives payments through its credit card processor, Paypal, and App Stores (Google and Apple). For revenues earned during the month but not yet received, a receivable is booked to ensure proper recognition. Payments on those receivables is received generally within a matter of days for credit card processing and within a month for App Store revenues. For advertising revenues, the Company invoices at the beginning of each reporting period based on the amount of accrued revenue from the previous period. Payments received can generally lag between 1 to 4 months from invoice date. The Company assesses its accounts receivable based on historical loss patterns, current receivables aging, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. Based on these assessments, the Company determined that an allowance for doubtful accounts on its accounts receivable balance as of December 31, 2019 and 2018 was not necessary.

Property and Equipment

Property and equipment is carried at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Additions and betterments are capitalized. The Company reviews the recoverability of all long-lived assets, including the related useful lives which range from 3-7 years, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The cost and related accumulated depreciation of property and equipment sold or otherwise disposed of are removed from the accounts and any gain or loss is reflected in the current year's earnings.

	2019	2018
Computers and equipment	$ 385,592	$ 375,474
Furniture and fixtures	908	908
	386,500	376,382
Accumulated depreciation	(363,734)	(332,509)
Property and equipment, net	$ 22,766	$ 43,873
Depreciation Expense	$ 31,225	$ 37,678

Revenue Recognition

The Company recognizes revenue when four basic criteria are met: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which the products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. We consider a signed agreement, a binding insertion order or other similar documentation to be persuasive evidence of an arrangement. Collectability is assessed based on a number of factors, including transaction history and the creditworthiness of a customer. If it is determined that collection is not reasonably assured, revenue is not recognized until collection becomes reasonably assured, which is generally upon receipt of cash. We record cash received in advance of revenue recognition as deferred revenue.

Subscription Revenue

Subscription revenue is generated through the sale of a premium version of the Company's service which currently includes advertisement-free access and higher audio quality on supported devices. The Company offers one-month, annual, and two-year subscription options. Revenues under these arrangements are recognized over the term of the subscription.

Platform Revenue

The Company provides IT infrastructure, streaming media, membership services, advertising integration, software development and other assorted administrative services to other online webcasting companies. These entities are related parties (see Note 7). According to the applicable agreements, in return for these services, the Company retains a percentage of all revenues earned and received. Revenues under these arrangements are recognized when earned and are recorded net of payments made to these entities.

Advertising Revenue

The Company generates advertising revenue primarily from audio, display, and mobile display advertising. The Company generates the majority of its advertising revenue through the delivery of advertising impressions sold on a cost per thousand, or CPM, basis.

The primary source of advertising revenue is generated from arrangements with advertising agencies and brokers. Under these arrangements, agencies and brokers are provided the ability to sell advertising inventory on our service directly to advertisers. We report this revenue net of amounts due to agencies and brokers as the Company is not the primary obligor under these arrangements, and therefore, we do not set the pricing and do not establish or maintain the relationship with the advertisers.

Curation Services Revenue

The Company provides curation services along with access to its application programming interface to another online webcasting company. According to the applicable agreement, in return for these services, the Company receives a defined monthly fee. Revenues under these arrangements are recognized when earned on a monthly basis.

Costs of Revenue

Costs of revenues include the cost of music royalties (see additional note below), order fulfillment costs (including transaction processing fees from external payment processors), advertising delivery technology costs, bandwidth costs associated with streaming musical content to our listeners, depreciation expense and other music content costs.

Costs of Music Royalties

Music royalty costs principally consist of royalties paid for music streamed to our listeners. Royalties are currently calculated under statutory licenses or negotiated rates documented in agreements. The majority of our royalties are payable based on a cost-per-play of a sound recording, while in other cases our royalties are payable based on a percentage of our revenue or a formula that involves a combination of per performance and revenue metrics. For royalty arrangements under negotiation, we accrue for estimated royalties based on the available facts and circumstances and adjust these estimates as more information becomes available. These costs are further discussed in Note 8 to these financial statements.

Staff

Staff expenses consist primarily of employee and consultant related costs, including salaries, consulting fees, benefits related to employees, health insurance, equity based compensation costs, travel and payroll taxes.

General and Administrative

General and administrative expenses consist primarily of internal and external information technology, rent, utilities, business insurance, bad debt expense related to notes receivable, subscriptions and software licenses, depreciation, professional fees (including legal, accounting and other consultants) and other administrative expenses.

Marketing

Marketing expenses are primarily digital advertising costs and direct listener communication costs, including email processing and mobile phone communication deliveries.

Equity-Based Compensation

The Company has established an equity-based incentive program as discussed in more detail in Note 5. Awards of phantom stock are accounted for as a liability under ASC Topic 718 and changes in the fair value of our liability are recognized as compensation cost over the requisite service period for the percentage of requisite service rendered each period. Changes in the fair value of the liability that occur after the requisite service period are recognized as compensation cost during the period in which the changes occur. We remeasure the liability for the outstanding awards at the end of each reporting period and the compensation cost is based on the change in fair market value for each reporting period. The fair market value is determined by a third-party valuation firm and has been determined to be a Level 3 fair value measurement as noted above.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years.

Concentrations on Accounts Receivable

The Company has concentrations of credit risk related to trade receivables where AdsWizz, Inc, Apple iTunes Store, and Google Play Store represent 43%, 14%, and 13% of the accounts receivable balance as of December 31, 2019, respectively. Additionally, AdsWizz, Inc, Audio HQ, and Apple iTunes Store and represent 29%, 28%, and 10% of the accounts receivable balance as of December 31, 2018, respectively. If one or more of these customers did not satisfy their obligations, it could have a material impact on the Company.

Concentrations of Platform Revenue

The Company has concentrations of platform revenues sources where Radio Now, LLC ("Radio Now") represents 100% of platform revenues and 34% of total revenues recognized for the year ended December 31, 2019. Radio Now, LLC represents 100% of platform revenues and 36% of total revenues recognized for the year ended December 31, 2018. If this agreement were to be terminated, it could have a material impact on the Company.

Recent Accounting Pronouncements

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2018. The adoption of ASU 2016-15 did not have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained a net loss of $125,034 during the year ended December 31, 2019, has an accumulated deficit of $1,071,903 and $946,869 as of December 31, 2019 and 2018, respectively, and current liabilities exceeded current assets by $618,558 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTES PAYABLE

The Company had a number of notes outstanding to its related entity, Radio Now, LLC ("Radio Now") (see also Note 7). These notes were unsecured and were issued at various points from July 2014 through November 2015 with interest rates ranging between 1.47% and 1.90%. Each note was issued with a five-year maturity with the option to pay off early at any time. Total interest expense on the loans was $0 and $73 for the years ended December 31, 2019 and 2018, respectively.

All notes were settled during the year ended December 31, 2018 and no balance remains outstanding.

NOTE 5: STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock

During 2017, the Company amended its Articles of Incorporation, authorizing 40,000,000 shares of capital stock, of which 20,000,000 shares were designated as Class A Common Stock at $0.001 par value and 20,000,000 shares were designated as Class B Non-Voting Common Stock at $0.001 par value. The Class B Non-Voting Common Stock do not have voting rights. As of December 31, 2019 and 2018, 11,465,192 shares of Class A Common Stock were issued and outstanding. As of December 31, 2019 and 2018, 377,250 shares of Class B Common Stock were issued and outstanding.

During 2017, the Company raised $396,113 in an offering of its Class B Common Stock pursuant to an offering under Regulation Crowdfunding. 377,250 shares of common stock were issued at $1.05 per share. As of December 31, 2017, the Company had a subscription receivable of $117,612 related to unreceived and escrowed funds on this offering. All amounts were received in 2018.

The rights, preferences, powers, privileges, and the restrictions, qualifications, and limitations of the Class A Common Stock are identical to those of the Class B Common Stock other than in respect to voting rights, where Class A Common Stock holder have exclusive voting rights.

Phantom Stock Plan

The Company adopted an Amended and Restated Phantom Stock and Change of Control Plan (the "Plan") during 2016.

The issuances of awards under the Plan have varied vesting periods from immediate to 3 years. The expense related to the Plan is recognized straight-line over the vesting period, as long as the value of the Company is increasing. All fair market values were calculated by a third-party valuation firm. The awards, once earned and vested, are payable in cash, stock or other equity as determined by the Company's Board of Directors. Awards are payable when vested and the occurrence of death, disability, termination without cause, or a change in control of the Company in accordance with the terms of the underlying agreements. Awards that are not vested upon any of the above noted events are forfeited. The Plan allows for a maximum of half of current outstanding shares to be issued as Phantom Stock. For the years ended December 31, 2019 and 2018 the total number of units authorized for issuance were 5,732,596.

A summary of cash payments for Phantom Stock settled and compensation costs recognized in Compensation on our Statements of Operations for the Plan is provided below:

	2019	2018
Cash payments for settled shares	$ 24,532	$ 27,362
Compensation expense/(income)	$ (6,380)	$ (73,289)

Total unrecognized compensation cost on outstanding awards under the Plan amounted to $0 and $0 as of December 31, 2018 and 2018, respectively.

A summary of information related to vested Phantom Stock for the years ended December 31, 2019 and 2018 is as follows:

	Shares	Weighted Average Grant Date Fair Value (per share)
Vested Phantom Stock Awards, January 1, 2018	3,115,669	0.32
Redeemed	(866,667)	0.30
Vested	70,833	0.37
Forfeited	(398,227)	0.37
Vested Phantom Stock Awards, December 31, 2018	1,921,608	$ 0.32
Redeemed	-	-
Vested	33,334	0.37
Forfeited	(112,500)	0.37
Vested Phantom Stock Awards, December 31, 2019	1,842,442	$ 0.32

A summary of the changes in the number of outstanding Phantom Stock awards for the years ended December 31, 2019 and 2019 for the Plan is provided below.

Balance of Phantom Stock Awards Outstanding, January 1, 2018	3,282,336
Granted	-
Settled	(866,667)
Forfeited	(398,227)
Balance of Phantom Stock Awards Outstanding, December 31, 2018	2,017,442
Granted	-
Settled	-
Forfeited	(175,000)
Balance of Phantom Stock Awards Outstanding, December 31, 2018	1,842,442

The liability for unsettled and unpaid Phantom Stock awards as of December 31, 2019 and 2018 are $0 and $30,912, respectively.

NOTE 6: INCOME TAXES

The Company pays Federal and State income taxes at rates of approximately 21% and 4.84%, respectively, and has used an effective blended rate of 24.82% to derive net tax assets of $200,045 and $194,083 as of December 31, 2019 and 2018, respectively. Deferred tax assets and liabilities are as follows:

	2019	2018
Deferred tax assets:		
Net operating loss carryforwards	200,045	187,483
Book/tax temporary differences	-	(1,031)
Equity compensation payable	-	7,631
Total deferred tax assets	200,045	194,083
Valuation allowance	(200,045)	(194,083)
Net deferred tax asset	$ -	$ -

The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforwards, and accordingly, the Company recorded full valuation allowances against its deferred tax assets for both years. The Company intends to maintain a full valuation allowance on net deferred tax assets until sufficient evidence exists to support reversal of the valuation allowance.

As of December 31, 2019 and 2018, the Company had federal net operating loss carryforwards of $832,820 and $781,232, respectively, which will begin to expire in 2032. At December 31, 2019 and 2018, the Company had Colorado state net operating loss carryforwards of $667,650 and $621,858, which will begin to expire in 2032, and New York State net operating loss carryforwards of $14,252 and $13,220, which will begin to expire in 2032, all respectively. The Company received an income tax refund in the amount of $7,683 in 2019.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company does incur income tax related to its fully owned subsidiary, AudioAddict, Ltd, in Israel. For the years ended December 31, 2019 and 2018, the Company recorded $4,316 and $7,572, respectively, related to income tax expense in Israel.

NOTE 7: RELATED PARTY TRANSACTIONS

Platform Licensing Agreements

Radio Now has a contract with the Company for the provision of technology services to operate its website and mobile applications (including but not limited to membership billing and administrative services, music streaming technology, hosting, mobile applications, and advertising systems and services). The Company retains all rights in the technologies. For services provided, the Company retains a percentage of subscription and advertising revenues. Radio Now is owned 100% by the majority owner of the Company.

For the years ended December 31, 2019 and 2018, $766,731 and $743,249, respectively, were incurred to Radio Now in relation to this agreement and charged to costs of net revenues in the statements of operation. For the years ended December 31, 2019 and 2018, there were balances due to Radio Now of $60,045 and $108,014, respectively, of which all have been included in due to related parties in the balance sheet.

Notes Payable

There have been various Notes Payable between the Company and Radio Now. For the year ended December 31, 2018, $52,404 was repaid on these Notes to Radio Now. Reference Note 4.

Operating Activities

Throughout 2018 the Company made various payments on behalf of Radio Now, these totaled $32,722 for the year ended December 31, 2018.

NOTE 8: CONTINGENCIES

Music Royalties

While the Company's service is primarily intended for, marketed to and monetized in the U.S., Netherlands, U.K., and Canada, where sound recording and music composition royalties are currently being paid to the applicable collection societies or negotiations are ongoing, any internet user, irrespective of location, has access to Digitally Imported. For those territories that the Company does not have a relationship with applicable collection societies, no royalty expense has been paid or accrued, which could lead to current and/or past royalty liabilities.

The terms of the U.S. compulsory license for webcasting require that a royalty be paid for the transmission of all or any portion of an identifiable sound recording to a transmission recipient. While the Company for many years considered a DJ compilation mix or show to be an identifiable sound recording for performance reporting purposes, the Company was notified this practice was not acceptable. Therefore, the Company may become liable for additional music royalties to account for the performance of individual tracks within these mixes and shows.

These factors represent unasserted potential claims against the Company that could result in a loss to the Company in a material amount for the years in which the Company utilized this royalty methodology and streamed its programming. An accrual for a loss contingency was not made because the conditions described in FASB ASC 450-20-25-2 regarding probability of a loss have not been met and the amount of the potential loss cannot be reasonably estimated.

In January 2017, the Company commenced reporting identified individual sound recordings contained in DJ compilation mixes and shows as performances in the United States through the use of a third-party service which will result in increased costs of revenue on the statement of operations and continuing forward.

Value Added Tax (VAT)

The Company's business qualifies as an "Electronically Supplied Service" under the EU VAT regulations. Until January 1, 2017, the Company had not collected and, thus, had not remitted VAT. As the burden of collection is with the supplier of the Electronically Supplied Service, this could represent unasserted potential claims against the Company that could result in a loss to the Company in a material amount for the years in which the Company sold its subscriptions into the European Union. The Company has taken all steps as of January 1, 2017 to properly collect and remit VAT for sales to European Union customers.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Management's Evaluation

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. As a result of the spread of the COVID-19 coronavirus, economic uncertainties have arisen which could impact the Company financially though the certainty or extent of such financial impact is not known at this time. The Company plans on applying for economic relief under the Paycheck Protection Program as defined in the Coronavirus Aid, Relief and Economic Security Act. The maximum amount the company could receive is $55,728, all of which would be used to fund ongoing payroll costs. Aside from Coronavirus impacts, subsequent events have been evaluated through April 8, 2020, which is the date financial statements were available to be issued.